[redacted]

SEC
Mail Processing
Section

FEB 24 2012

Washington, DC
123

SECUI 12013346 ›MMISSION

OMB APPROVAL

OMB Number: 3235-0123

SEC FILE NUMBER
8-66427

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) **AND ENDING** 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hamersley Partners, LLC

OFFICIAL USE ONLY

FIRM ID. NO.
131134

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Hollis Street, Suite 350
(No. and Street)

Wellesley (City) MA (state) 02482 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pavlina 781-235-3235
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Paolilli, Gerald F.

(Name - if individual, state *last, first, middle name*)

319 Littleton Road, Suite 101 (Address) Westford (City) MA (state) 01886 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I ______ Peter Pavlina ______ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______ Hamersley Partners, LLC ______ as of ______ DECEMBER 31, 2011 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Principal
Title

____
Notary Public

LAUREN L [illegible]TON
Notary Public, Commonwealth of Massachusetts
My Commission Expires October 21, 2016

This report** contains (check all applicable boxes):

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[x] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMERSLEY PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and 2010

HAMERSLEY PARTNERS, LLC

INDEX

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406
www.pjcpa.com
319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT

To the Managers of
HAMERSLEY PARTNERS, LLC
Wellesley, Massachusetts

We have audited the accompanying balance sheets of HAMERSLEY PARTNERS, LLC, as of December 31, 2011 and 2010, and the related statements of operations, changes in members' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HAMERSLEY PARTNERS, LLC as of December 31, 2011 and 2010 and the results of its operations, changes in members' capital, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

INDEPENDENT AUDITORS' REPORT (con't)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 13, 2012

HAMERSLEY PARTNERS, LLC

BALANCE SHEETS
As of December 31, 2011 and 2010

		2011		2010
Assets:				
Current Assets:				
Cash and cash equivalents	$	324,108	$	32,345
Accounts receivable		390,141		180,187
Other current assets		8,745		7,898
Total Current Assets		722,994		220,430
Fixed assets, net		2,057		3,983
Total Assets	$	725,051	$	224,413
Liabilities and Members' Capital:				
Current Liabilities:				
Accounts payable and accrued expenses	$	12,089	$	15,255
Deferred income		4,500		0
Total Current Liabilities		16,589		15,255
Members' Capital:		708,462		209,158
Total Liabilities and Members' Captital	$	725,051	$	224,413

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Incentive fee income	$ 1,520,695	$ 479,108
Retainer fee income	138,000	202,972
Other	6	407
Total revenues	1,658,701	682,487
Operating expenses:		
Travel & entertainment	73,725	72,083
Salaries and related expenses	57,961	67,065
Professional fees	42,987	13,441
Occupancy	34,744	75,740
Office supplies & expense	21,372	21,315
Dues & subscriptions	18,072	17,280
Consulting	12,083	3,091
Communications	11,285	15,561
Charitable contributions	9,159	3,870
Conferences	5,806	1,080
Regulatory	4,810	3,885
Automobile	3,763	2,653
Depreciation	3,732	3,471
Miscellaneous	1,127	2,198
Insurance	842	1,810
Website	0	665
Commissions	0	500
Total operating expenses	301,468	305,708
Net Income	$ 1,357,233	$ 376,779

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the Years Ended December 31, 2011 and 2010

Balance, December 31, 2009	$	75,709
Member distribution		(248,330)
Member contribution		5,000
Net Income		376,779
Balance, December 31, 2010		209,158
Member distribution		(857,929)
Net Income		1,357,233
Balance, December 31, 2011	$	708,462

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

The accompanying notes are an integral part of these financial statements.

HAMERSLEY PARTNERS, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

		2011		2010
Cash Flows from Operating Activities:				
Net Income	$	1,357,233	$	376,779
Adjustments to Reconcile Net Income to net cash provided in operating activities:				
Depreciation		3,732		3,471
(Increase) decrease in accounts receivable		(209,954)		(117,958)
(Increase) decrease in other current assets		(847)		603
Increase (decrease) in accounts payable and accrued expenses		(3,166)		(3,820)
Increase (decrease) in deferred income		4,500		0
Net cash provided in operating activities		1,151,498		259,075
Cash Flows used in Investing Activities:				
Purchase of fixed assets		(1,806)		(1,018)
Cash Flows from Financing Activities:				
Member contribution		-		5,000
Member distribution		(857,929)		(248,330)
Net cash (used) in financing activities		(857,929)		(243,330)
Net increase in cash and cash equivalents		291,763		14,727
Cash and cash equivalents - January 1,		32,345		17,618
Cash and cash equivalents - December 31,	$	324,108	$	32,345

Note 1. Summary of Significant Accounting Policies

NATURE OF BUSINESS

Hamersley Partners, LLC (the Company) was organized on October 2, 2003. The Company, which is located in Wellesley, Massachusetts, is a registered Broker and Dealer in securities, and serves as a marketing and solicitation agent for investment managers and investment advisers. The Company is subject to the regulations of certain federal and state agencies, and undergoes periodic examinations by the Financial Industry Regulatory Authority.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Limited Liability Company / Income Taxes
The financial statements include only those assets, liabilities and results of operations which relate to the business of Hamersley Partners, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

The Company is taxed as a partnership for federal and state income tax purposes and, thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual income tax returns.

Recognition of Income
The Company receives incentive and retainer fees from clients under solicitation agreements. This income is recognized as revenue in the respective months for which these fees relate.

Note 1. Summary of Significant Accounting Policies (continued)

Fair Value Measurement
None of the Company's assets and liabilities qualifies as financial instruments, which require presentation at "Fair Value" in accordance with the provisions of Accounting Standards Update 2010-06, *Improving Disclosures About Fair Value Measurements*, ("ASU 2010-06"). Under the amended guidance, entities are required to provide fair value measurement disclosures for each class of assets and liabilities, the amount of significant transfers between Levels 1, 2 and 3, of the fair value hierarchy and greater transparency as to the reasons for any transfers among the three levels within the hierarchy. There are additional provisions in the amended guidance requiring further disaggregation in the disclosure of the reconciliation of recurring Level 3 assets which is effective for reporting periods beginning after December 31, 2010.

Concentration of Credit Risk
At times during the years ended December 31, 2011 and 2010, cash balances on deposit exceeded Federal Deposit Insurance Corporation insured limits.

Allowance for Doubtful Accounts
Management believes that all accounts receivable balances are fully collectible. Accordingly, allowances for potentially doubtful accounts were not considered necessary at December 31, 2011 or 2010.

Fair Value Measurement – Current Receivables and Payables
As required by Statement of Financial Accounting Standards No. 157, "Fair Value Measurements", due to their short-term nature, the amounts recognized for all current receivables and payables approximate fair value.

Fixed Assets
Fixed assets are depreciated for financial reporting purposes using the straight-line method over the following estimated useful lives:

Computer and office equipment	3 years
Furniture & fixtures	7 year

Note 1. Summary of Significant Accounting Policies (continued)

Estimates and Subsequent Events
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions, and evaluations of events occurring after the financial statement date, that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual amounts could differ from those estimates.

Note 2. Accounts Receivable Concentrations

Accounts receivable consists of amounts due from investment managers for incentive fees. The December 31, 2011 and 2010 balances include amounts due from one investment manager totaling $377,500 and $171,635, respectively.

Note 3. Fixed Assets

The Company's fixed assets are comprised of the following:

	2011	2010
Computer and office equipment	$ 17,825	$ 17, 825
Furniture & fixtures	17,579	15,773
	35,404	33, 598
Less accumulated depreciation	(33,347)	(29, 615)
Fixed assets, net	$ 2,057	$ 3,983

Depreciation expense for the years ended December 31, 2011 and 2010 was $3,732 and $3,471, respectively.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, as defined by rule 15c3-1, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of $307,519 which was $302,519 in excess of its required net capital. At December 31, 2010, the Company had net capital of $17,090 which was a $12,090 in excess of its required net capital.

Note 5. Commitments

During the years ended December 31, 2011 and 2010, the Company leased office space and equipment in Boston and Wellesley, Massachusetts. Rental expense for the years ended December 31, 2011 and 2010 were $34,744 and $75,167, respectively. Future minimum rental payments required under operating leases that have remaining non-cancelable lease terms in excess of one year are as follows:

2012	$ 38,981

Rent expense included in the statement of operations is reported net of sub-rental income.

Note 6. Focus (Form X - 17a - 5) Report

A copy of the Company's most recent, annually audited Focus Form X-17a-5 Report (December 31, 2011) is available for examination at the principal office of the firm and at the regional office of the Securities and Exchange Commission.

Note 7. Exempt Provisions Under Rule 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3(k) (2) (i), as a third-party marketing firm focused on representing institutional-quality investment managers.

Note 8. Revenue Concentrations

Revenues from marketing and solicitation services from one investment manager represented 95% and 78% of revenues for the years ended 2011 and 2010, respectively.

Note 9. Subsequent Events

Management's evaluation of estimates, assumptions, and subsequent events considered in the preparation of these financial statements is limited to information readily available as of February 13, 2012, the date that the financial statements were available to be issued. There were no transactions or events that required disclosure as subsequent events.

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

COMPUTATION OF NET CAPITAL		
Members' capital		$ 708,462
Less non-allowable assets:		
Accounts receivable, net	$ 390,141	
Other current assets	8,745	
Fixed assets, net	2,057	
		400,943
Net Capital		$ 307,519
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		12,089
Deferred income		4,500
Total Aggregate Indebtedness		$ 16,589
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement		5,000
Excess Net Capital		$ 302,519
Ratio: Aggregate indebtedness to net capital		0.054

HAMERSLEY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2011

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA, of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	307,519
Net audit adjustments		0
Net Capital per above	$	307,519

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

See accompanying notes
and independent auditors' report.

Paolilli, Jarek &
Der Ananian, LLC

CERTIFIED PUBLIC
ACCOUNTANTS

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Managers of
HAMERSLEY PARTNERS, LLC
Wellesley, Massachusetts

In planning and performing our audit of the financial statements and supplementary schedules of HAMERSLEY PARTNERS, LLC for the year ended December 31, 2011, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, in the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (con't)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (con't)

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 13, 2012

Gerald F. Paolilli, CPA
Roger P. Jarek, Jr., CPA

Paolilli, Jarek & Der Ananian, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Tel. 978.392.3400
Fax. 978.392.3406

www.pjcpa.com

319 Littleton Road, Suite 101
Westford, MA 01886

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5(e)(4)

To the Managers of
HAMERSLEY PARTNERS, LLC
Wellesley, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by HAMERSLEY PARTNERS, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating HAMERSLEY PARTNERS, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). HAMERSLEY PARTNERS, LLC's management is responsible for the Company's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paolilli, Jarek & Der Ananian, LLC

Paolilli, Jarek & Der Ananian, LLC
Certified Public Accountants

Westford, Massachusetts
February 13, 2012

Paolilli, Jarek & Der Ananian, LLC
CERTIFIED PUBLIC ACCOUNTANTS

HAMERSLEY PARTNERS, LLC

SCHEDULE OF ASSESSMENTS AND PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
For the Year Ended December 31, 2011

Payment Date	To Whom Paid	Amount
8/1/2011	SIPC	$ 1,573
2/3/2012	SIPC	2,574
		$ 4,147

See preceding independent accountants' report
on applying agreed-upon procedures
related to an entity's SIPC assessment reconciliation.